Exhibit 12

CALCULATION OF RATIO OF EARNINGS TO
FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
(In Thousands, Except Ratios)

	Six-Months Ended	Fiscal-Year Ended
	October 31	April 30
	2003	2003	2002	2001	2000	1999

Income before allocation to minority interests:	$7,559	$15,859	$14,260	$10,755	$8,549	$6,402
Plus Fixed Charges:
Mortgage and loan interest expense	$20,904	$37,073	$30,089	$24,694	$17,014	$12,102
Amortization of debt expense	311	530	405	337	216	155
Capitalized interest	173	91	100	317	404	212

	$28,947	$53,554	$44,854	$36,102	$26,183	$18,870

Less:
Capitalized interest	$(173)	$(91)	$(100)	$(317)	$(404)	$(212)

Total Earnings	$28,774	$53,463	$44,754	$35,786	$25,779	$18,658

Fixed Charges:
Mortgage and loan interest expense	$20,904	$37,073	$30,089	$24,694	$17,014	$12,102
Ammortization of debt expense	311	530	405	337	216	155
Capitalized interest	173	91	100	317	404	212
Preferred share dividend(1)	—	—	—	—	—	—

Total Fixed Charges	$21,387	$37,694	$30,594	$25,347	$17,634	$12,469

Ratio of earnings to combined fixed charges and preferred share dividends:	1.35	1.42	1.46	1.41	1.46	1.50

(1)	Investors Real Estate Trust has not issued any preferred shares and, therefore, no preferred share dividends were paid.